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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-57914

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PROSPECTUS

                                 [TRICORD LOGO]


                                6,335,856 SHARES


                                  COMMON STOCK

                             -----------------------


         The stockholders of Tricord Systems, Inc. named on page 15 of this prospectus under the heading entitled "Selling Stockholders" are offering up to 6,335,856 shares of our common stock.


         The selling stockholders may sell their shares pursuant to the "Plan of Distribution" set forth herein. We will not receive any proceeds from their sales of such shares, but we are contractually obligated to and will bear certain of the costs relating to the registration of the shares. The shares being offered by this prospectus include shares to be acquired upon the exercise of warrants. We will receive proceeds from the exercise, if any, of warrants held by the selling stockholders.

         Our common stock is listed on the Nasdaq SmallCap Market and trades under the symbol "TRCD." On June 22, 2001, the closing price of a share of our common stock on the Nasdaq SmallCap Market was $2.75.

                         -------------------------------

         THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO "RISK FACTORS" BEGINNING ON PAGE 5.

                         -------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                         -------------------------------

                     This prospectus is dated June 26, 2001.



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                                TABLE OF CONTENTS

                                                                             PAGE
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
Tricord Systems................................................................3

Risk Factors...................................................................5

Warning About Forward-Looking Statements......................................14

Use of Proceeds...............................................................14

Resale of Shares Covered by this Prospectus...................................15

Selling Stockholders..........................................................15

Plan of Distribution..........................................................21

Legal Matters.................................................................22

Experts.......................................................................23

Documents Incorporated by Reference into this Prospectus......................23

Where You Can Find More Information...........................................24

         In deciding whether to purchase the shares being offered, you should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.



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                                 TRICORD SYSTEMS

OVERVIEW

         We design, develop and market innovative server appliances for content-hungry applications. The core of our technology is our patented Illumina(TM) software that aggregates multiple appliances into a cluster, managed as a single resource. During 2000 and through the quarter ended March 31, 2001, we had not yet generated any revenues from our Illumina software or Illumina-based products.

         We redefined our business strategy in 1997, focusing on the development of our aggregation software. Before focusing our efforts exclusively on the development of Illumina, we had historically engaged in the business of designing, manufacturing, marketing and supporting high-performance enterprise servers for use in mission critical applications principally running on Microsoft's Windows(R) NT(R) and Novell(R) NetWare(R). In August 1999, we sold all of our remaining assets related to our server line of business, sometimes referred to as the "legacy business", except for existing trade accounts receivable, in exchange for the assumption of the liabilities of the legacy business.

         During 2000, we continued developing our aggregation software and began beta testing our initial Lunar Flare(TM) server appliance for the network-attached storage ("NAS") market segment. We also received a patent on our Illumina(TM) software, previously known as Tricord Storage Management Software, during 2000 and currently have eight additional patents pending. In December 2000, we announced Lunar Flare NAS, a general file serving storage device for Windows(R) users designed to offer seamless growth and ease of management as our first server appliance utilizing Illumina. At the same time, we also announced the availability of our Illumina software for development of additional server appliances. Lunar Flare NAS and other Illumina-enabled appliances are designed to be virtually plug-and-play, offering seamless growth and continuous access to content without downtime. As of March 31, 2001, our initial Lunar Flare NAS server appliance was in beta testing.

         We are incorporated in Delaware and have our principal executive offices at 2905 Northwest Boulevard, Suite 20, Plymouth, MN 55441. Our telephone number is (763) 557-9005.

INDUSTRY/SERVER APPLIANCE MARKET

         The server appliance market has recently emerged as a rapid growth market encompassing several segments including NAS, web servers, web content and caching and e-mail servers. Emerging segments continue to develop within the server appliance market representing such applications as back-up, database, multimedia and streaming media.

         Advances in technology, system architecture and system management are changing the traditional server marketplace. Processing power and storage capacity are increasing at rapid rates. As a result, it has become increasingly practical to deploy smaller, purpose-specific servers rather than large, complex and more costly general-purpose servers. It is now more common to see IT infrastructure consisting of discrete servers configured for specific purposes like electronic messaging, database, file serving, web serving and backup. Vendors have responded by developing single-purpose devices referred to as server appliances, uniquely designed to meet specific requirements.



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         We believe technology improvements and new product introductions in the server appliance space will continue to drive down hardware costs. We believe users are increasingly demanding solutions with scalability, high availability of data, ease of use, and lower cost of management.

         International Data Corporation ("IDC") estimates that the server appliance market is expected to grow from $2.6 billion in 2000 to $5.1 billion in 2001. NAS, the largest segment of the server appliance market, is forecast by IDC to grow from $1.5 billion in 2000 to $2.6 billion in 2001.

PRODUCTS AND TECHNOLOGY

         Our proprietary Illumina software, the core of our server appliance architecture, addresses the market's focus on scalability, high availability of data, ease of use, and lower management cost. Marketed under the Illumina brand name, our patented software aggregates individual appliances to create a cluster that is managed as a single resource. Illumina-enabled appliances are designed to be virtually plug-and-play, offering seamless growth and continuous access to content without downtime.

         Tricord's initial server appliance utilizing Illumina is Lunar Flare NAS. Lunar Flare NAS is a scalable general file serving storage device for Windows(R) users. Enabled by Illumina software, users can grow their storage by adding individual Lunar Flare NAS appliances to create and grow a cluster, managed as a single resource. Easy to grow, manage and use, our solution is designed to provide administrators with the ability to add storage with no downtime, no user interruption and minimal incremental administrative costs. As the Company ended 2000, its initial Lunar Flare NAS server appliance was in beta testing.

BUSINESS STRATEGY

         Tricord's business strategy is to design, develop and market innovative server appliances for content-hungry applications based upon our patented Illumina software. The Company's initial server appliance, Lunar Flare NAS, will target the network attached storage market segment. Lunar Flare NAS will initially support networks with Windows(R) clients. Subsequent releases of Lunar Flare NAS are planned to expand the functionality and capabilities of the product.

         Tricord also intends to leverage Illumina software to develop additional storage appliances and integrated server appliances for additional applications in the server appliance market. We also intend to forge relationships with partners who are currently developing or who already provide appliance solutions that would benefit from the inherent advantages of Illumina.



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                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus and in the documents to which we refer you under the heading "Documents Incorporated by Reference into this Prospectus" on page 23 before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment. The risks and uncertainties described below are not the only ones we are faced with. Additional risks and uncertainties not presently known to us, or that are currently deemed immaterial, may also impair our business operations. If any of these risks actually occur, our financial condition and operating results could be materially adversely affected. You should carefully consider the following factors as well as the other information in this registration statement.

RISKS RELATING TO OUR BUSINESS

         DURING 2000 AND THE FIRST QUARTER OF 2001, WE DID NOT GENERATE ANY REVENUES, AND WE ANTICIPATE THAT ANY REVENUES THAT WE DO GENERATE WILL COME FROM PRODUCTS BASED ON A SINGLE TYPE OF NEW SOFTWARE TECHNOLOGY THAT HAS NOT BEEN PREVIOUSLY USED IN THE MARKETPLACE.

         Since we sold the remaining assets associated with our server line of business in August 1999 and through the first quarter of 2001, we have not generated any revenues from the sale of products. Although we currently anticipate generating revenues again starting in the second quarter of 2001, beginning with sales of our initial Lunar Flare NAS server appliance, we cannot assure you when we will generate revenues or that we will be able to generate revenues at a level that meets expectations.

         Further, Lunar Flare NAS utilizes Illumina, and all other products we currently plan to develop are also designed to utilize Illumina. Because Illumina is a new type of software technology, we cannot be sure that we will sell a significant number of Lunar Flare NAS appliances, nor can we be sure that anyone will buy our other Illumina-based products that we may develop. If demand for Lunar Flare NAS and any other Illumina-based products that we may develop fails to materialize, we will not have any products to sell for the foreseeable future.

         SOFTWARE ERRORS OR FAILURES FOUND IN OUR PRODUCTS MAY RESULT IN A DELAY IN DELIVERY OF OUR PRODUCTS OR LOSS OF, OR DELAY IN, MARKET ACCEPTANCE OF OUR PRODUCTS WHICH COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

         Software errors or failures found in our products may result in a delay in delivery of our products. Further, even though we have performed a significant amount of testing of our Illumina software and our initial Lunar Flare NAS server appliance, they may still contain software errors or failures that may be discovered by customers after shipment, which could result in loss of, or delay in, market acceptance, which could in turn materially adversely affect our operating results. Similarly, other products we develop may contain software errors or failures which may result in a delay in delivery of such products or which are not detected or



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remedied until after we ship such products. The occurrence of such errors in either the Lunar Flare NAS or other Illumina-based products could result in:

         o  The delay in delivery of these products;

         o The loss of, or delay in, market acceptance and sales of these products;

         o  Diversion of development resources;

         o  Injury to our reputation; or

         o  Increased maintenance and warranty costs.

         Moreover, because of the way customers may use our products, we may be subject to significant liability claims if our products do not work properly. Although the agreements we use to sell our Illumina-based products contain provisions designed to limit our exposure to potential product liability claims, it is possible that such limitation-of-liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. If we are found to be liable to defective product claims, such liability may have a harmful effect on our business and financial condition.

         THE SUCCESS OF OUR LUNAR FLARE NAS SERVER APPLIANCES AND OTHER ILLUMINA-BASED PRODUCTS DEPENDS UPON MARKET ACCEPTANCE OF OUR TECHNOLOGY.

         Due to the fact that we have been focusing nearly all of our resources on developing products which utilize Illumina, our future financial performance will be largely dependent on the acceptance of our Illumina aggregation software. We cannot assure you that the server appliance market, our target market for our aggregation software, will accept Illumina or the products utilizing it. Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

         o  The growth and changing requirements of the server appliance market;

         o The availability, performance, quality, price and total cost of ownership of our products;

         o The availability, performance, quality, price, and total cost of ownership of competing products and technologies; and

         o The successful development of our relationships with licensed manufacturers, original equipment manufacturers and channel partners.

         If customers do not purchase the Lunar Flare NAS or our other Illumina-based products for any reason, our revenues and operating results will be adversely affected because we currently have no other products to sell.

         WE OPERATE IN AN EXTREMELY COMPETITIVE AND RAPIDLY CHANGING MARKETPLACE, AND MANY OF OUR COMPETITORS HAVE GREATER RESOURCES THAN US WHICH MAY ALLOW THEM TO MORE QUICKLY REACT TO CHANGES IN THE MARKETPLACE.

         We operate in an extremely competitive and rapidly changing marketplace, and we cannot assure you that we can establish and maintain a competitive position against current and potential competitors, especially those with greater financial, marketing, service, support,


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technical and other resources. In addition, we expect that market for the Lunar
Flare NAS, our initial server appliance targeting the network-attached storage market, will become consolidated with larger companies possibly being in a better position than us to compete in this rapidly changing marketplace. As the server appliance market continues to develop, a number of companies which have greater resources than us could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or potential business partners.

         IF GROWTH IN THE NETWORK-ATTACHED-STORAGE ("NAS") MARKET DOES NOT MEET OUR EXPECTATIONS, OUR FUTURE FINANCIAL PERFORMANCE COULD BE NEGATIVELY IMPACTED.

         We believe our future financial performance will depend in large part upon the continued growth in the NAS market. We expect that any revenues that we are able to generate from product sales in 2001 will come primarily from Illumina-based products which are sold in the NAS marketplace. The market for NAS products, however, may not continue to grow at the current rate and could possibly decline. Long-term trends in storage technology may change and competing technologies, such as storage area networks, may emerge as the preferred storage solution. If the NAS market grows more slowly than anticipated or declines, our operating results could be materially adversely affected.

         WE HAVE A HISTORY OF LOSSES AND EXPECT TO EXPERIENCE LOSSES IN THE FUTURE, WHICH COULD RESULT IN THE MARKET PRICE OF OUR COMMON STOCK DECLINING.

         Over the last five years, we have incurred significant net losses, including net losses of $13.6 million, $7.6 million and $2.1 million in 2000, 1999 and 1998 respectively. We also incurred a net loss of $5.6 million for the first quarter of 2001. We expect to continue to have losses in the future. In addition, we had an accumulated deficit of $101.3 million as of March 31, 2001. We believe that our future growth depends upon the success and market acceptance of Lunar Flare NAS and other Illumina-based products, as well as our ability to develop new products and adopt successful marketing and sales strategies, all of which will require us to incur significant product development and sales and marketing expenses. We anticipate that our expenses will increase substantially in 2001 as we:

         o  Increase our sales and marketing activities;

         o  Introduce and expand our Lunar Flare product line;

         o  Establish and expand our distribution channels;

         o  Continue and expand our product development activities;

         o  Develop strategic partnerships and alliances with third parties;

         o Create and market additional server appliance products based on Illumina; and

         o Implement additional internal systems, develop additional infrastructure and hire additional personnel to keep pace with our growth.

         As a result of our expected increases in expenses, we will need to generate significant revenues to achieve profitability. If we do not significantly increase our revenues or if we fail to control our costs as we implement our business strategies, it will be difficult to achieve and maintain profitability. If we do not achieve and maintain profitability, the market price of our common stock may decline substantially.


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         IF WE FAIL TO ESTABLISH SUFFICIENT DIRECT AND INDIRECT SALES CHANNELS
         FOR OUR PRODUCTS, OUR ABILITY TO GENERATE REVENUE MAY BE LIMITED.

         In order to grow our business, we will need to increase market awareness of our server appliances and proprietary software. To achieve these objectives, we believe it will be necessary to establish and expand our direct and indirect sales channels. We plan to sell our products directly to end users as well as through indirect sales channels, including value added resellers, agents and original equipment manufacturers. These potential sales strategies present risks to our business. To sell our products directly to end users, our sales people that we hire will need to sell an entirely new product to customers in a market in which we have not previously sold. We cannot assure you that we will be able to successfully market our products to end users or that we will be able to do so profitably.

         To sell our Illumina-based products through distribution partnerships and other indirect sales channels, we will need to establish relationships with businesses with whom we do not currently have relationships. Our failure to establish such relationships on acceptable terms or in sufficient numbers could adversely affect our ability to introduce and market our products successfully. Even if we do establish such distribution relationships, using other businesses to sell the products we are developing presents several risks to our business. These risks include our inability to control the distributors, our dependence upon their continued commercial success and financial stability, and the possibility that they may be unable to market or sell our products effectively. In addition, we anticipate our agreements with distribution partners will typically be non-exclusive, so they could carry competing product lines, devote their efforts to other products in different markets, reduce or discontinue sales of our products, fail to devote the resources necessary to provide effective sales and marketing support of our products or develop their own competing product lines.

         WE FACE RISKS OF TECHNOLOGICAL CHANGES THAT MAY RENDER OUR PRODUCTS OBSOLETE.

         The markets we serve are characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our products and software, including Lunar Flare NAS and Illumina, obsolete and unmarketable. Our future success will depend upon our ability to develop and introduce new products (including new software releases and enhancements) on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We cannot assure you that we will be successful in developing and marketing new products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, our operating results will be materially adversely affected.

         OUR BUSINESS DEPENDS ON THE ACCEPTANCE OF OPERATING SYSTEM SOFTWARE FOR WHICH WE HAVE NO RESPONSIBILITY OR CONTROL.

         Our initial Lunar Flare NAS server appliance is designed to be used with the Linux operating system, which is not designed or manufactured by us. We anticipate that Lunar Flare



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NAS may in the future, after we further modify and enhance it, be able to be used with the Windows NT and UNIX operating systems, both of which are designed and manufactured by parties over whom we have no control. Similarly, we anticipate future Illumina-based products may also be designed to be used with the Windows NT, Linux and UNIX operating systems. Therefore, our business depends on the market acceptance of Windows NT, Linux and UNIX to run computer networks and the willingness of the manufacturers of these operating systems to continue to offer a quality product. Because we have no control over the market acceptance of any of this operating software or their manufacturers to continue to offer quality products that fulfill market demand, our ability to generate revenues will be largely dependent on the ability and desire of such manufacturers to continue to offer quality products that fulfill market demand.

         WE MAY BE UNABLE TO HIRE AND RETAIN REQUIRED, HIGHLY-SKILLED MANAGERIAL AND TECHNICAL PERSONNEL.

         Our future success depends, in significant part, upon retaining the continued service and performance of our senior management, team members, consultants and other key personnel as well as our continued ability to attract and recruit qualified personnel. Losing the services of any member of our management team could impair our ability to effectively manage our company and to carry out our business plan. We also need to hire additional sales, marketing, engineering, service and administrative personnel to grow our business and generate revenues. If we are unable to hire and retain these employees, our business and operations would be adversely affected. Competition for people with the skills we require is intense, and we cannot assure you that we will be able to hire such people or that we will be able to do so without offering these people salaries that are significantly higher than we have historically paid. Additions of new personnel and departures of existing personnel could disrupt our business and may result in the departure of other employees. We also depend on the continued service of our key personnel and even though we have entered into employment agreements with key management personnel, these agreements cannot prevent their departure.

         WE RELY ON CONTRACT MANUFACTURERS/INTEGRATORS TO PRODUCE OUR PRODUCTS AND, IF OUR MANUFACTURERS FAIL TO MEET OUR REQUIREMENTS, WE MAY BE UNABLE TO MEET CUSTOMER REQUIREMENTS AND OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

         Our arrangements with our contract manufacturers who produce our products currently do not guarantee production levels or manufacturing prices. These manufacturers may not have additional capacity available when we need it and they may experience shortages in supply of key components for an extended time, which would cause delays in the production of our products, prevent us from satisfying our contractual obligations and meeting customer expectations, and result in lost sales or customers. Also, commencing volume production or expanding production to another facility they own may be expensive and time-consuming. In addition, commencement of the manufacturing of our products at additional manufacturing sites we may need in the future may cause transitional problems, including delays and quality control issues, which could cause us to lose sales and impair our ability to achieve profitability. We may need to find new or additional outside manufacturers to manufacture our products in higher volume and at lower cost to meet increased demand and competition. If we are required or choose to change outside manufacturers, we may lose sales and our business could be materially adversely affected.


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         OUR RELIANCE UPON PATENTS, DOMESTIC TRADEMARK LAWS AND CONTRACTUAL
         PROVISIONS TO PROTECT OUR PROPRIETARY RIGHTS MAY NOT BE SUFFICIENT TO PROTECT OUR INTELLECTUAL PROPERTY FROM OTHERS WHO MAY SELL SIMILAR PRODUCTS.

         Our products are differentiated from those of our competitors because we utilize Illumina, our internally developed software. If we fail to protect Illumina and our other intellectual property, other vendors could develop and sell products with features similar to ours, and this could reduce demand for our products. We have been granted one U.S. patent related to Illumina and we currently have eight additional United States patent applications pending with respect to Illumina to protect our intellectual property rights. We also rely on a combination of trade secret and other intellectual property law, nondisclosure agreements and other protective measures to establish and protect our proprietary rights in our intellectual property.

         We believe that the steps we have taken to safeguard our intellectual property afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the patents and trade secrets we own. Despite the precautions we have taken, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies.

         In addition, the laws of the countries in which we may market our services and solutions may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our patented, proprietary technology or disclosure as a result of the use of open source software, could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

         OTHERS MAY ASSERT INTELLECTUAL PROPERTY CLAIMS AGAINST US AND OUR OPERATING RESULTS WOULD SUFFER IF WE WERE SUBJECT TO A PROTRACTED INFRINGEMENT CLAIM OR IF WE BECOME OBLIGATED TO PAY A SIGNIFICANT DAMAGE AWARD.

         Substantial litigation regarding intellectual property rights and brand names exists in our industry. We expect that server appliance products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We do not believe that our products employ technology that infringes any proprietary rights of third parties. However, third parties may claim that we infringe their intellectual property rights and such claims may be found to be valid. Any claims, with or without merit, could:

         o   Be time-consuming to defend;

         o   Result in costly litigation;

         o   Divert our management's attention and resources;

         o   Cause product shipment delays; and

         o   Require us to enter into royalty or licensing agreements.

         If we are found to be infringing upon the rights of others, we could be forced to develop a non-infringing alternative that could be costly and time-consuming. We may also be required, if we are found to be infringing on the intellectual rights of others, to enter into royalty or licensing agreements with a third party, which agreements may not be available on terms acceptable to us.



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A valid claim by a third party of product infringement against us or our failure or inability to license the infringed or similar technology could adversely affect our business because we would not be able to sell the impacted product without redeveloping it or incurring significant additional expenses.

         WE MAY NEED ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE TO US AND, IF RAISED, MAY DILUTE OUR EXISTING INVESTORS' OWNERSHIP INTEREST IN US.

         We may need to raise additional funds to develop or enhance our software and server appliances, fund expansion, respond to competitive pressures or acquire complementary products, businesses or technologies. Additional financing may not be available on terms that are acceptable to us or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities may have rights, preferences and privileges senior to those of our current stockholders which may adversely impact current stockholders. If adequate funds are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited.

RISKS RELATED TO THIS OFFERING

         OUR STOCK IS SUBJECT TO POTENTIAL DILUTION THROUGH THE CONVERSION OF SERIES E CONVERTIBLE PREFERRED Stock.

         As of May 1, 2001, 25,000 shares of our Series E Convertible Preferred Stock were issued and outstanding. Each share of the Series E Convertible Preferred Stock is convertible into such number of shares of our common stock as is determined by dividing the stated value ($1,000) of the share of Series E Convertible Preferred Stock, which value is increased by a 4.75% annual premium based on the number of days the Series E Convertible Preferred Stock is held, by the then current conversion price. The conversion price may be decreased in certain circumstances (which would result in an increase in the number of shares of our common stock issued upon conversion of the Series E Convertible Preferred Stock) including if we sell shares of our common stock, in certain circumstances below the conversion price then in effect. The conversion price currently in effect is $9.50 per share. In addition, if the Series E Convertible Preferred Stock is not converted to our common stock prior to February 27, 2004 (unless Tricord Systems elects to redeem the Series E Convertible Preferred Stock), it will automatically convert to common stock on that date, and the conversion price will be based on the market price of our common stock during the fifteen trading days preceding that date. If the market price of our common stock is lower than $9.50 during these fifteen days, the conversion price will be lower than $9.50 and the number of shares of our common stock into which the Series E Convertible Preferred Stock is convertible will increase, perhaps by a substantial amount. An increase in the number of shares issued or issuable upon conversion of the Series E Convertible Preferred Stock could have a material adverse effect on the market price of our common stock.

         If converted on May 1, 2001, the Series E Convertible Preferred Stock would have been converted into approximately 2,652,812 shares of our common stock (which number includes 21,233 shares that would be issued as a result of 62 days of accrued premium) based on the



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current conversion price of $9.50, but the actual number of shares that are issued upon conversion could prove to be significantly greater as discussed above. Also, the shares of Series E Convertible Preferred Stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The shares of our common stock into which the Series E Convertible Preferred Stock may be converted are being registered pursuant to this registration statement.

         As of May 1, 2001, a warrant to purchase 986,842 shares of our common stock expiring August 27, 2002 with an exercise price $12.40 per share issued to the purchaser of the Series E Convertible Preferred Stock, a warrant to purchase 986,842 shares of our common stock expiring February 27, 2003 with an exercise price of $14.50 per share issued to the purchaser of the Series E Convertible Preferred Stock, and a warrant to purchase 110,526 shares of our common stock expiring February 27, 2006 with an exercise price of $9.50 per share issued to the placement agent involved in the issuance of the Series E Convertible Preferred Stock were outstanding. The above warrant exercise prices may be adjusted from time to time for stock splits, stock dividends and other similar events. The shares of our common stock issuable upon exercise of these warrants are being registered pursuant to this registration statement.

         As of May 1, 2001, 12,741,198 shares of our common stock were reserved for issuance upon exercise of warrants and options other than those issued in connection with the Series E Convertible Preferred Stock, an additional 9,960,526 shares of our common stock (200% of the amount originally issuable) were reserved for issuance upon conversion of the Series E Convertible Preferred Stock and exercise of the warrants issued in connection with the Series E Convertible Preferred Stock, and 110,526 shares of our common stock were reserved for issuance upon exercise of a warrant issued to a placement agent involved in the issuance of the Series E Convertible Preferred Stock. As of May 1, 2001, there were a total of 24,377,616 shares of our common stock outstanding.

         THE ACCOUNTING TREATMENT FOR THE SERIES E CONVERTIBLE PREFERRED STOCK CONVERSION FEATURE WILL RESULT IN SIGNIFICANT, NON-CASH CHARGES AGAINST INCOME APPLICABLE TO COMMON STOCKHOLDERS.

         Accounting for the preferred stock conversion feature in accordance with Emerging Issues Task Force (EITF) issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates" and EITF Issue No. 00-27 "Application of Issue 98-5 to Certain Convertible Investments" resulted in the allocation of approximately $7.9 million of the net offering proceeds to a "beneficial conversion feature". This beneficial conversion feature will be amortized as a non-cash charge against stockholders' equity over the shorter of three years or the period during which the Series E Convertible Preferred Stock remains outstanding. In addition, the Company will accrue a premium on the stated value of outstanding Series E Convertible Preferred Stock, which is payable to the holders of these shares, in additional common stock upon conversion or in cash upon redemption of the Series E Convertible Preferred Stock, at an annual rate of 4.75%. This premium will also be recorded as a non-cash charge against stockholders' equity. The charges against stockholders' equity resulting from the amortization of the beneficial conversion feature and accrual of the premium will reduce income (increase the loss) applicable to common stockholders which will reduce income (increase the loss) per common share reported by the Company. If the shares of

Series E Convertible Preferred Stock remain outstanding for their full three year term, without adjustment of the conversion price as described above, charges to equity for amortization of the beneficial conversion feature and accrual of the premium would total approximately $11.5 million. If the conversion price is adjusted as described above, an increase in the number of shares issued or issuable upon conversion of the Series E Convertible Preferred stock could result in increased charges against income applicable to common stockholders and could have a material adverse effect on the market price of our common stock.


         WE CURRENTLY DO NOT ANTICIPATE PAYING ANY CASH DIVIDENDS.

         We currently intend to retain any future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Therefore, any gains from your investment in our common stock will have to come from increase in its market price.

         THE MARKET PRICE OF OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY IN THE PAST AND WILL LIKELY CONTINUE TO DO SO IN THE FUTURE AND ANY BROAD MARKET FLUCTUATIONS MAY MATERIALLY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The market price of our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

         o Successful and timely development and introduction of Lunar Flare NAS and other Illumina-based products;

         o   Fluctuations in our operating results;

         o Fluctuations in the valuation of companies perceived by investors to be comparable to us;

         o A shortfall in revenues or earnings compared to securities analysts' expectations;

         o   Changes in analysts' recommendations or projections;

         o Announcements of new products, applications or product enhancements by us or our competitors; and

         o Changes in our relationships with our suppliers, channel partners and customers.

         In addition, the stock market has recently experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated to the operating results of such companies. As a result, the market price of our common stock may fluctuate significantly in the future and any broad market fluctuations may materially adversely affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

         POSSIBLE ISSUANCE OF UNDESIGNATED PREFERRED SHARES.

         Our Board of Directors has authority, pursuant to our Certificate of Incorporation, to issue up to 2,475,000 undesignated shares of capital stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any undesignated shares that may be created and issued in the future. The issuance of undesignated shares could have the effect of delaying, deferring or preventing a change in control of our company.

         THERE ARE ANTI-TAKEOVER PROVISIONS THAT COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

         We are governed by Delaware law, which contains provisions that could have the effect of discouraging others from making tender offers for our common stock. In addition, we have adopted a rights agreement which would cause substantial dilution to any person or group that attempts to acquire our company on terms not approved in advance by our board of directors. Our rights plan and these provisions in Delaware law may prevent our stock price from increasing substantially in response to actual or rumored takeover attempts.

                    WARNING ABOUT FORWARD-LOOKING STATEMENTS

         This prospectus and the documents to which we refer you under the heading "Documents Incorporated by Reference into this Prospectus" contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.

         You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including the factors set forth under the heading "Risk Factors," beginning on page 5 of this prospectus. These and other factors may cause our actual results to differ materially from any forward-looking statement.

         Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus and the documents to which we refer you under the heading "Documents Incorporated by Reference into this Prospectus" and other statements made from time to time from us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions by us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives, might not occur. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares by the selling stockholders. This offering satisfies our obligations to register under the Securities Act of 1933 the resale of shares of our common stock in accordance with an agreement between one of the selling stockholders and us. This offering also includes common stock that will be issued to the selling stockholders upon the exercise of warrants held by them, if they choose to do so. We will receive proceeds from the exercise, if any, of these warrants. Any funds received upon exercise of the warrants will be used for general corporate purposes, including ongoing development of Illumina and Illumina-based products.


                   RESALE OF SHARES COVERED BY THIS PROSPECTUS


         This Prospectus covers the resale by the selling stockholders listed in the table under the heading "Selling Stockholders" of up to 6,335,856 shares of our common stock, up to 2,084,210 shares of which are shares that may be issued upon exercise of outstanding warrants held by the selling stockholders and up to 4,251,646 shares that may be issued upon conversion of the Series E Convertible Preferred Stock which are held by a selling stockholder. This Prospectus does not cover the sale of shares by any person other than the persons listed in the table under the heading "Selling Stockholders." If the selling stockholders transfer shares of Series E Convertible Preferred Stock or a warrant held by them, the transferee may not sell the shares of common stock issuable upon conversion of the Series E Convertible Preferred Stock or exercise of the warrants pursuant to this Prospectus unless we appropriately amend or supplement this Prospectus.

                              SELLING STOCKHOLDERS

         The following table sets forth information known to Tricord Systems with respect to the beneficial ownership of our common stock as of May 1, 2001 by the selling stockholders. In accordance with the rules of the SEC, beneficial ownership includes the shares issuable upon conversion of the Series E Convertible Preferred Stock, which are convertible within 60 days of May 1, 2001 and pursuant to warrants that are exercisable within 60 days of May 1, 2001. Shares issuable pursuant to the conversion of the Series E Convertible Preferred Stock and the warrants held by RGC International Investors ("RGC") are considered outstanding for computing the percentage of the securities held by it, but are not considered outstanding for computing the percentage of Wit Soundview. Conversely, the shares issuable upon exercise of the warrant held by Wit Soundview are considered outstanding for computing the percentage of the securities held by it, but are not considered outstanding for computing the percentage of RGC. The number of shares of our common stock outstanding after this offering includes 2,084,210 shares that may be issued upon exercise of warrants and 4,251,646 shares that may be issued upon conversion of the Series E Convertible Preferred Stock.

         The percentage of beneficial ownership for the following table is based on 24,377,616 shares of common stock outstanding as of May 1, 2001 and 30,713,471 shares of common stock outstanding after the completion of this offering. To our knowledge, except as indicated in the footnotes to this table, the person named in the table has sole voting and investment power with respect to all shares of common stock.

         Except as set forth below, the selling stockholders have not had any position, office or other material relationship with Tricord Systems within the past three years. The table assumes that the selling stockholders sell all of the shares offered by them in this offering. HOWEVER, WE

ARE UNABLE TO DETERMINE THE EXACT NUMBER OF SHARES THAT WILL ACTUALLY BE SOLD OR WHEN OR IF THESE SALES WILL OCCUR.

                                            Shares Beneficially Owned                      Shares Beneficially Owned
Name and Address of                            Before the Offering         Shares Being        After the Offering
Beneficial Owner                                    Number                    Offered         Number      Percentage
-------------------                         -------------------------     -------------     ---------     ----------
RGC International Investors                       2,678,561 (1)           2,678,561 (1)             0        0.0%

Wit SoundView Corp.                                 247,026                 110,526           136,500           *

----------
*Less than 1%.

         (1) The beneficial ownership reported herein represents 9.9% of the sum of the outstanding shares of our common stock on May 1, 2001 plus 2,678,561 shares of common stock that were issuable on May 1, 2001 (i) upon conversion of 25,000 shares of Series E Convertible Preferred Stock; (ii) upon exercise of the Series E-1 Common Stock Purchase Warrant to purchase up to 986,842 shares of common stock; and (iii) upon exercise of the Series E-2 Common Stock Purchase Warrant to purchase up to 986,842 shares of common stock. The Series E Convertible Preferred Stock is convertible into common stock until February 27, 2004. The Series E-1 Warrants expire on August 27, 2002 and the Series E-2 Warrants expire on February 27, 2003.

         The terms of the Series E Convertible Preferred Stock, the E-1 Warrants and the E-2 Warrants (collectively, the "Securities") provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of common stock then issuable upon the conversion or exercise of the Securities, together with any other shares of common stock beneficially owned by RGC or any of their affiliates (excluding for this purpose shares of common stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities) would not exceed 9.9% of the common stock then issued and outstanding. Accordingly, RGC's ability to fully convert or exercise the Securities may be limited by the terms of the Securities. Without this limitation, RGC would be deemed to beneficially own 4,626,496 shares of common stock.

         CERTAIN INFORMATION ABOUT THE COMMON STOCK BEING OFFERED

         The number of shares being registered on behalf of RGC represents the amount we are contractually obligated to register under a registration rights agreement we signed with RGC (see "Our Relationship with RGC International Investors" below). However, this amount exceeds the aggregate number of shares that are currently issuable upon exercise of the warrants held by the selling stockholders and the conversion of all of the shares of the Series E Convertible Stock. As more fully explained below under "Our Relationship with RGC International Investors," the number of shares of common stock that may actually be issued upon conversion of the Series E Convertible Preferred Stock is subject to adjustment and could be materially more than the number registered, depending on factors which cannot be predicted by us at this time, including, among other factors, the future market price of the common stock. In addition, the number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the Series E Convertible Preferred Stock and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act.

         CERTAIN INFORMATION ABOUT RGC INTERNATIONAL INVESTORS

         RGC International Investors, LDC is a party to an investment management agreement with Rose Glen Capital Management, L.P., a limited partnership of which the general partner is RGC General Partner Corp. Messrs. Wayne Bloch, Gary Kaminsky and Steve Katznelson own all of the outstanding capital stock of RGC General Partner Corp., are the sole officers and directors of RGC General Partner Corp. and are parties to a shareholders' agreement pursuant to which they collectively control RGC General Partner Corp. Through RGC General Partner Corp., such individuals control Rose Glen Capital Management, L.P. which in turn has control over RGC International Investors, LDC through the investment management agreement. Messrs. Wayne Bloch, Gary Kaminsky and Steve Katznelson each disclaim beneficial ownership of the Company's Common Stock owned by RGC International Investors, LDC.

         OUR RELATIONSHIP WITH RGC INTERNATIONAL INVESTORS

         In connection with the issuance of shares of Series E Convertible Preferred Stock, we entered into a Securities Purchase Agreement with RGC International Investors, LDC ("RGC"). Under the terms of the Securities Purchase Agreement, the Company issued 25,000 shares of its newly created Series E Convertible Preferred Stock to RGC. The shares of the Series E Convertible Preferred Stock include the following attributes:

         o Each share is convertible at any time prior to February 27, 2004 at the option of the holder into the number of shares of our common stock that is equal to (i) $1,000 plus (ii) a premium accruing at 4.75% per annum, divided by a conversion price which is initially set at $9.50 per share but is subject to adjustment as described below.

         o If we issue shares of our common stock at a per share price of less than the conversion price then in effect, the conversion price will be adjusted downward to that issuance price, although there are some circumstances in which we can issue shares without adjusting this conversion price, including (i) issuances upon the exercise of warrants and options that were either outstanding on February 27, 2001 or are issued under our benefit plans after February 27, 2001, (ii) issuances in connection with an underwritten public offering in which we receive proceeds of at least $50,000,000 and (iii) issuances in connection with certain strategic business transactions.

         o To the extent we choose not to redeem the outstanding shares of Series E Convertible Preferred Stock on February 27, 2004, all outstanding shares of Series E Convertible Preferred Stock automatically convert into shares of our common stock on February 27, 2004 at a conversion price equal to the average trading price of our common stock during the fifteen business days immediately preceding February 27, 2004. If we do choose to redeem these shares, we will do so at a price per share equal to $1,000 plus a premium accruing at the rate of 4.75% per annum.

         o The shares of Series E Convertible Preferred Stock cannot be converted into a number of shares of our common stock that would either (i) cause RGC to beneficially own more than 9.9% of the outstanding shares of our common stock at any one time or (ii) require us to issue a number of shares of our common stock in excess of 19.9% of the number of shares of our common stock that were outstanding on February 27, 2001 unless we obtain stockholder approval prior to such an issuance.

         o We can elect to require all outstanding shares of Series E Convertible Preferred Stock to be converted into shares of our common stock at any time after February 27, 2002 if the trading price of our common stock exceeds $19.00 for twenty consecutive business days and we satisfy certain obligations.

         o We must redeem all outstanding shares of Series E Convertible Preferred Stock if we default on certain obligations. These defaults primarily relate to (i) our failure to issue shares of our common stock upon the conversion of the shares of Series E Convertible Preferred Stock in accordance with our contractual commitments or (ii) beginning eighteen months after the date of issuance of the shares of Series E Convertible Preferred Stock, the failure to keep our common stock listed on the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange or the American Stock Exchange. The amount per share that we will be required to redeem shares upon a default is equal to $1,000 (or $950 in the case of a default under clause (ii) above) plus a premium accruing at the rate of 4.75% per annum along with any penalties that are payable as a result of our defaults.

         o The holders of shares of Series E Convertible Preferred Stock have no voting rights except as may be required by Delaware law.

         o The holders of Series E Convertible Preferred Stock are not entitled to the payment of dividends. We are prohibited from paying dividends to any of our other stockholders or from repurchasing or redeeming any other class of stock without the prior approval of the holders of a majority of the outstanding shares of Series E Convertible Preferred Stock.

         o Upon any liquidation, dissolution or winding up of the affairs of Tricord or any change in control of Tricord, the holder of each share of Series E Convertible Preferred Stock shall be entitled to be paid an amount per share equal to $1,000 plus a premium accruing at the rate of 4.75% per annum before we can make any distributions to the holders of our other equity securities.

         o If a holder of shares of Series E Convertible Preferred Stock cannot convert all of the shares held by such holder because such a conversion would exceed the 19.99% limitation described in the fourth bullet point under this section, then, unless stockholder approval is obtained to allow for this conversion, we are required to redeem the portion of shares of their Series E Convertible Preferred Stock which cannot be converted into shares of our common stock for the amount per share we would pay upon our liquidation.


         As indicated in the attributes described above, in the event that we do not redeem the Series E Convertible Preferred Stock on February 27, 2004, the number of shares of our common stock into which the shares of Series E Convertible Preferred Stock will be converted will depend on the average price of our common stock during the fifteen business days preceding

February 27, 2004. Although the shares of Series E Convertible Preferred Stock were convertible into an aggregate of 2,652,812 shares of our common stock on May 1, 2001, this number could increase significantly if the average price of our common stock is less than $9.50 during the fifteen business days preceding February 27, 2004. The chart below indicates the number of shares of our common stock that will be issued upon conversion of the Series E Convertible Preferred Stock on February 27, 2004 if the volume weighted average price of our common stock during the fifteen business days preceding that date is equal to the indicated prices and if all 25,000 shares of Series E Convertible Preferred Stock remain outstanding on February 27, 2004:

----------------------------------------------------------------------------------------------------
                                                       Shares Issuable upon Conversion
                                                       (includes shares issuable as payment of 4.75%
Volume Weighted Average Price                          premium)
------------------------------                         ---------------------------------------------
$ 9.50 (current conversion price) or higher                           3,006,579
$7.125 (75% of current conversion price)                              4,008,772
$ 4.75 (50% of current conversion price)                              6,013,158
$2.375 (25% of current conversion price)                             12,026,316
----------------------------------------------------------------------------------------------------


         As indicated in the above table, if the average price of our common stock is equal to or greater than $9.50 during the three week time frame preceding February 27, 2004 and we do not issue shares of our common stock below $9.50 per share prior to that date, each outstanding share of Series E Convertible Preferred Stock will be converted into 120.26 shares of our common stock on this date. If all 25,000 shares of Series E Convertible Preferred Stock that were originally issued remain outstanding on February 27, 2004, we will issue an aggregate of 3,006,579 shares of our common stock upon conversion of the Series E Convertible Preferred Stock on that date.

         In addition to issuing the shares of Series E Convertible Preferred Stock, the Securities Purchase Agreement also required us to issue two warrants to RGC, one of which allows RGC to purchase up to 986,842 additional shares of our common stock at $12.40 per share at any time prior to August 27, 2003 and the other of which allows RGC to purchase up to 986,842 additional shares of our common stock at $14.50 per share at any time prior to February 27, 2003.

         We also signed a registration rights agreement with RGC that requires us to register the shares of our common stock underlying the shares of the Series E Convertible Preferred Stock and warrants that were issued to RGC. The initial number of shares that we are required to register under the terms of this agreement is based on the number of shares of our common stock into which the Series E Convertible Preferred Stock is convertible at the current conversion price of $9.50. The initial number of shares of our common stock that we are required to register under the registration rights agreement is the sum of:

         o 125% of the number of shares into which the Series E Convertible Preferred Stock would be converted on February 27, 2004 based on the current conversion price of $9.50;

         o 125% of the number of shares that would be issuable to cover three years of premium which accrues on the stated value ($1,000) of each share of Series E Convertible Preferred Stock at the rate of 4.75% per annum; and

         o 125% of the number of shares underlying the warrants issued to RGC.

         The registration rights agreement requires us to have covered by an effective registration statement at all times 100% of the sum of the shares of our common stock issuable upon conversion of the Series E Convertible Preferred Stock (including shares issuable as payment for the premium accruing on such shares) plus the shares issuable upon exercise of the warrants that were issued to RGC. Because the number of shares issuable upon conversion of the Series E Convertible Preferred Stock is dependent on the conversion price in effect at the time of conversion, if the conversion price decreases below $9.50, the terms of the registration rights agreement may require us to register more than the shares registered pursuant to this registration statement.

         OUR RELATIONSHIP WITH WIT SOUNDVIEW CORPORATION

         In connection with the private placement of the Series E Convertible Preferred Stock, we issued to Wit SoundView Corp ("Wit") a five-year warrant to purchase 110,526 shares of our common stock at an exercise price of $9.50. We were required to issue this warrant pursuant to by the terms of our engagement letter with Wit, whereby Wit agreed to help us find potential investors and to assist in the structuring of any investments made in us. We terminated this engagement letter after we issued the shares of Series E Convertible Preferred Stock to RGC. As compensation for its services, we agreed to pay Wit a cash amount equal to 6% of the gross investment proceeds paid to us during the term of the engagement letter and for a period of six (6) months following termination of this letter if an investment is made in us by a person introduced to us by Wit and issue to Wit a warrant that would allow Wit to purchase shares of our common stock at the same price at which these investors purchased shares of our common stock , with an aggregate exercise price equal to seventy percent of the cash commission paid to Wit. We also agreed to reimburse Wit for all of its reasonable out of pocket expenses incurred in connection with its performance under the letter agreement. In connection with the issuance of the Series E Convertible Preferred Stock to RGC and in addition to the warrant we issued to Wit, we paid to Wit a placement fee of $1,500,000.

         We previously entered into a similar agreement with Wit in connection with a private placement of $26,000,000 in shares of our common stock in April 2000. As compensation for its services relating to this private placement, we issued to Wit a five-year warrant to purchase 136,500 shares of our common stock for $8.00 per share and paid to Wit a placement fee of $1,560,000.

         In July 1999, we entered into a letter agreement with Wit pursuant to which Wit agreed to assist us in exploring various transactions with different companies. This agreement had a six month term, and called for us to work exclusively with Wit in exploring various transactions during the term. We did not enter into any transactions as a result of this agreement, and did not pay Wit any fees for its services under this agreement.

                              PLAN OF DISTRIBUTION

         The selling stockholders named in the table above or pledgees, donees, transferees or other successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. All of such persons are "selling stockholders" as that term is used in this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. If a selling stockholder transfers a warrant, the transferee of the warrant may not sell the shares of our common stock issuable upon exercise of the warrants pursuant to this Prospectus unless we appropriately amend or supplement this Prospectus. Similarly, if a selling stockholder transfers shares of Series E Convertible Preferred Stock, the transferee of such shares may not sell the shares of our common stock issuable upon conversion of these shares pursuant to this Prospectus unless we appropriately amend or supplement this Prospectus.

         The selling stockholders acquired from us the shares of our Series E Convertible Preferred Stock which are convertible into our common stock that they are now selling in private transactions. The shares being offered by the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions (which may involve block transactions):

         o on the Nasdaq SmallCap Market or on such other market on which our common stock may from time to time be trading;

         o     in privately-negotiated transactions;

         o     through the writing of options on the shares;

         o     short sales; or

         o     any combination thereof.

         The sale price to the public may be:

         o     the market price prevailing at the time of sale;

         o     a price related to such prevailing market price;

         o     at negotiated prices; or

         o such other price as the selling stockholders determine from time to time.

         The shares may also be sold pursuant to Rule 144. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

         The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

         The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or amendment to this prospectus.

         The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

         We have agreed to indemnify the selling stockholders, or their respective transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

                                  LEGAL MATTERS

         The validity of the shares of our common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Palo Alto, California.



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


                                     EXPERTS


         Our consolidated financial statements and related financial statement schedule, which are included or incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, given on authority of said firm as experts in accounting and auditing.

            DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

         The SEC allows us to "incorporate by reference" into this prospectus the information contained in the documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We are incorporating by reference to the relevant section or document the following documents:

         o our Annual Report on Form 10-K for the year ended December 31, 2000;

         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

         o our Current Reports on Form 8-K filed on January 19, 2001, January 25, 2001, February 28, 2001, March 23, 2001, April 27,
               2001, April 30, 2001 and June 22, 2001;

         o our registration statement on Form S-1, which describes our common stock, including any subsequent amendments or reports filed for the purpose of updating such description; and

         o our registration statement on Form 8-A, which describes our Series A preferred stock, including any subsequent amendments or reports filed for the purpose of updating such description.

         We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the distribution is completed. Our SEC file number is 0-21366.

         We will provide, at no cost, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of such through written or oral request by contacting us at:

                  Tricord Systems, Inc.
                  Attention:  Investor Relations
                  2905 Northwest Boulevard, Suite 20
                  Plymouth, MN  55441
                  Telephone number:  (763) 551-6402



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



                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the following public reference facilities maintained by the SEC:


Judiciary Plaza             Citicorp Center             7 World Trade Center
450 Fifth Street, N.W.      500 West Madison Street     Suite 1300
Washington, D.C. 20549      Chicago, Illinois 60621     New York, New York 10048


         Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy statements and other information regarding us. The address of the SEC web site is http://www.sec.gov. The Securities Exchange Act of 1934 file number for our SEC filings is 0-21366.

         Tricord Systems has filed a registration statement on Form S-3 under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold by the selling stockholders. This prospectus has been filed as part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

                         -------------------------------

         This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make an offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated herein by reference or in our affairs since the date of this prospectus.



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